Filed Pursuant to Rule 424(b)(3)
Registration No. 333-250905

Prospectus Supplement No. 11
(to Prospectus dated November 27, 2020)

ZoomInfo Technologies Inc.
Class A Common Stock
Issuable Upon Exchange or Settlement of
Outstanding Equity Interests From Time to Time
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This Prospectus Supplement No. 11, dated July 13, 2021 (this “Supplement”), is being filed to update, modify, amend and supplement the information previously included in our prospectus, dated November 27, 2020 (the “Prospectus”), with the information contained in the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) by ZoomInfo Technologies Inc. (the “Company”) on July 13, 2021 (the “Report”). Any document, exhibit or information contained in the Report that has been deemed furnished and not filed in accordance with SEC rules shall not be included in this Supplement. We have attached the Report to this Supplement. This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto.
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Investing in shares of our Class A common stock involves risks. See “Risk Factors” beginning on 29 of the Prospectus dated November 27, 2020, as well as the section entitled “Risk Factors” included in the Annual Report on Form 10-K attached to the Prospectus Supplement No. 5, dated February 26, 2021.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is July 13, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): July 11, 2021

ZoomInfo Technologies Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39310	84-3721253
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
805 Broadway Street, Suite 900, Vancouver, Washington 98660
(Address of principal executive offices) (Zip Code)
Registrant’s telephone number, including area code: (800) 914-1220

Not applicable
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)
☐   Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))
☐   Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e− 4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common stock, par value $0.01 per share	ZI	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company    ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.     Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(c) In connection with the Acquisition (as defined below), effective July 12, 2021, Chris Hays, age 50, currently the Chief Operating Officer of ZoomInfo Technologies Inc. (the “Company”), has been promoted to the role of President and Chief Operating Officer, and Nir Keren, age 36, currently the Company’s Chief Technology Officer, has been promoted to the role of President, Israel and Chief Technology Officer. Mr. Hays, who joined the Company in 2016 and is based in the Company’s Waltham, Massachusetts office, oversees all customer-facing operations, including customer success and onboarding, learning and development, as well as all aspects of the Company’s go-to-market organization. Mr. Keren, who joined the Company in 2015 and is based in the Company’s Ra’anana, Israel office, oversees all technology and engineering operations, executing the product roadmap and leading the global engineering team. Additional information regarding the business experience, qualifications and other biographical data along with related person transactions of Messrs. Hays and Keren, respectively, is incorporated by reference to the Company’s Definitive Proxy Statement related to the Company’s 2021 Annual Meeting of Stockholders filed on Schedule 14A with the Securities and Exchange Commission on March 16, 2021.

In connection with his promotion to the role of President, Israel and Chief Technology Officer, on July 23, 2021, Mr. Keren is expected to receive a grant of Restricted Stock Units (“RSUs”) having an aggregate grant date fair value of $10 million. The RSUs will vest in full on January 1, 2023. The grant will be made under the Company’s 2020 Omnibus Incentive Plan (the “Plan”) and will be subject to all provisions of the Plan and the applicable award agreement under which it is granted.

Item 7.01 Regulation FD Disclosure.

On July 11, 2021, the Company agreed to acquire substantially all the assets, and certain specified liabilities, of AffectLayer Inc. d/b/a Chorus.ai, a leader in conversation intelligence (the “Acquisition”). The cash purchase price to be paid by the Company in connection with the Acquisition of approximately $575 million (which includes approximately $132 million relating to certain tax liabilities) is subject to adjustments for working capital and certain other items. The Company expects to fund the cash payments to be made at closing with $225 million of revolving credit borrowings under the existing first lien credit agreement of ZoomInfo LLC (the “Borrower”), a subsidiary of the Company, and the remainder with cash on hand. A copy of the press release announcing the Acquisition is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

The Company estimates the total addressable market for conversation intelligence to be approximately $18 billion, based on data as of March 31, 2021.

Substantially concurrently with the consummation of the Offering described below, the Borrower intends to enter into an amendment to the Borrower’s existing first lien credit agreement by and among the Borrower, ZoomInfo Technologies LLC, as co-borrower, ZoomInfo Midco LLC, the lenders and other parties party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent, collateral agent and L/C issuer, to provide for, among other things, the incurrence of an additional $200.0 million aggregate principal amount of additional term loans under the Borrower’s existing first lien credit agreement (the “Credit Agreement Amendment”).

The information contained in this Item 7.01 and Exhibit 99.1 is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 8.01. Other Events.

On July 13, 2021, the Company issued a press release announcing that its indirect subsidiaries ZoomInfo Technologies LLC and ZoomInfo Finance Corp. intend to offer an additional $300 million (the “Offering”) in aggregate principal amount as an add-on to their existing 3.875% senior notes due 2029, subject to market and other conditions. The full text of the press release is filed as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

This Current Report on Form 8-K shall not constitute an offer to sell or a solicitation of an offer to buy the securities described above, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “might,” “objective,” “outlook,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “target,” “trend,” “will,” “would” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks, uncertainties, assumptions, or changes in circumstances that are difficult to predict or quantify. These forward-looking statements include any statements regarding the Acquisition, total addressable market, the intended use of proceeds from the Offering and the Credit Agreement Amendment. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors include but are not limited to those described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 and other reports filed by the Company from time to time with the Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included such filings. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

The following documents are herewith filed as exhibits to this report:

Exhibit No.	Description
99.1	Press release dated July 13, 2021 with respect to the Acquisition
99.2	Press release dated July 13, 2021 with respect to the Offering

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned hereunto duly authorized.

ZoomInfo Technologies Inc.

Date: July 13, 2021

	By:	/s/ Anthony Stark
	Name:	Anthony Stark
	Title:	General Counsel and Corporate Secretary